Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of NextGen Acquisition Corporation on Amendment No 1 to Form S-1, File No. 333-248921, of our report dated August 17, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements and the related statements of operations, changes in shareholder’s equity and cash flows of NextGen Acquisition Corporation as of July 31, 2020 and for the period from July 29, 2020 (inception) through July 31, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

October 5, 2020